OMB APPROVAL
OMB Number: 3235-0145
Expires: February 28, 2009
Estimated average burden hours per response...10.4

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934
(Amendment No.          )*

(Amendment No.           )*

Earth Biofuels, Inc.
(Name of Issuer)
Common Stock
(Title of Class of Securities)
27031F102
(CUSIP Number)
February 28, 2007
(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

     ☐ Rule 13d-1(b)

     ☑ Rule 13d-1(c)

     ☐ Rule 13d-1(d)

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.	13G	Page	1	of	5

1	NAMES OF REPORTING PERSONS:

	I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY):
	Fourth Third LLC, EIN No. 20-5640959

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS):
	(a) ☐
	(b) ☑

3	SEC USE ONLY:

4	CITIZENSHIP OR PLACE OF ORGANIZATION:

	Delaware

	5	SOLE VOTING POWER:

NUMBER OF		20,324,724

SHARES	6	SHARED VOTING POWER:
BENEFICIALLY
OWNED BY		0

EACH	7	SOLE DISPOSITIVE POWER:
REPORTING
PERSON		20,324,724

WITH:	8	SHARED DISPOSITIVE POWER:

		0

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

	20,324,724 (Not to be construed as admission of beneficial ownership)

10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)*:

	☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9):

	7.5%,based upon 270,986,226 shares indicated as outstanding in the Disclosure Schedules to Credit Agreement among the Issuer, its subsidiary and the Reporting Person

12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)*:

	OO
*SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP No.	13G	Page	2	of	5
Item 1(a). Name of Issuer:
Earth Biofuels, Inc.
Item 1(b). Address of Issuer’s Principal Executive Offices:
3100 Knox Street, Suite 403
Dallas, Texas 75205
Item 2(a). Name of Person Filing:
Fourth Third LLC
Item 2(b). Address of Principal Business Office or, if None, Residence:
375 Park Avenue
Suite 3304
New York, NY 10152
Item 2(c). Citizenship:
Delaware
Item 2(d). Title of Class of Securities:
Common Stock
Item 2(e). CUSIP Number:
27031F102
Item 3. If this statement is filed pursuant to § 240.13d-1(b) or § 240.13d-2(b) or (c), check whether the person filing is a:
(a) ☐	Broker or dealer registered under Section 15 of the Act.

(b) ☐	Bank as defined in Section 3(a)(6) of the Act.

(c) ☐	Insurance company as defined in section 3(a)(19) of the Act.

(d) ☐	Investment company registered under section 8 of the Investment Company Act of 1940.

CUSIP No.	13G	Page	3	of	5
(e) ☐	An investment adviser in accordance with § 240.13(d)-1(b)(1)(ii)(E);

(f) ☐	An employee benefit plan or endowment fund in accordance with § 240.13d-1(b)(1)(ii)(F); (As to Courts Foundation)

(g) ☐	A parent holding company or control person in accordance with § 240-13d-1(b)(ii)(G).

(h) ☐	A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);

(i) ☐	A church plan that is excluded from the definition of an investment company under Section 3(c)(14) of the Investment Company Act of 1940;

(j) ☐	Group, in accordance with § 240.13d-1(b)(1)(ii)(J).
If this statement is filed pursuant to Rule 13d-1(c), check this box. ☑
Item 4. Ownership.
     Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.
     (a) Amount beneficially owned:
     Warrants to purchase 20,324,724 shares of common stock, $0.001 par value
     (b) Percent of class: 7.5%, based upon 270,986,226 shares indicated as outstanding in the Disclosure Schedules to Credit Agreement among the Issuer, its subsidiary and the Reporting Person
     (c) Number of shares as to which such person has:

(i)	(ii)	(iii)	(iv)
Deemed to have	Deemed to have	Deemed to have	Deemed to have
Sole Power to	Shared Power to	Sole Power to	Shared Power to
Vote or to	Vote or to	Dispose or to	Dispose or to
Direct the Vote	Direct the Vote	Direct the	Direct the Disposition
Disposition

20,324,724	-0-	20,324,724	-0-

CUSIP No.	13G	Page	4	of	5
Item 5. Ownership of Five Percent or Less of a Class.
If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following ☐.
Instruction: Dissolution of a group requires a response to this item.
Item 6. Ownership of More than Five Percent on Behalf of Another Person.
If any other person is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, such securities, a statement to that effect should be included in response to this item and, if such interest relates to more than five percent of the class, such person should be identified. A listing of the shareholders of an investment company registered under the Investment Company Act of 1990 or the beneficiaries of employee benefit plan, pension fund or endowment fund is not required.
     N/A

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company.
If a parent holding company has filed this schedule, pursuant to Rule 13-d-1(b)(ii)(G), so indicate under Item 3(g) and attach an exhibit starting the identity and the Item 3 classification of the relevant subsidiary. If a parent holding company has filed this schedule pursuant to Rule 13d-1(c), attach an exhibit stating the identification of the relevant subsidiary.
     N/A
Item 8. Identification and Classification of Member of the Group.
If a group has filed this schedule, pursuant to § 240.13d-1(b)(ii)(J), so indicate under Item 3(h) and attach an exhibit starting the identity and Item 3 classification of each member of the group. If a group has filed this schedule pursuant to § 240.13d-1(d), attach an exhibit stating the identity of each member of the group.
     N/A
Item 9. Notice of Dissolution of Group.
     Notice of dissolution of a group may be furnished as an exhibit stating the date of the dissolution and that all further filings with respect to transactions in the security reported on will be filed, if required, by members of the group, in their individual capacity. See Item 5.
     N/A

CUSIP No.	13G	Page	5	of	5
Item 10. Certifications.
By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.
SIGNATURE
After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

May 14, 2007

Date
/s/ Seth B. Taube

Signature
Authorized Signatory

Name/Title